Quadrant 4 System Corporation
1501 E. Woodfield Road, Suite 205, S
Schaumburg, Illinois 60173

January 7, 2016

VIA EDGAR
Larry Spirgel, Assistant Director
AD Office 11- Telecommunications
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Quadrant 4 System Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed August 21, 2015
File No. 033-42498

Dear Mr. Spirgel:

Quadrant 4 System Corporation (the “Company”) is in receipt of your comment letter dated December 22, 2015 regarding the above referenced filing. You requested that we respond to your letter within ten business days, that is, by today, January 7, 2016 (note, we have excluded December 25, 2015 and January 1, 2016 from this count since they are Federal holidays on which your agency is closed).  We spoke with Staff Accountant, Jamie Kessel today to request an extension until the end of January such that we will submit our response no later than January 29, 2016. Ms. Kessel confirmed that this extension was approved.

Sincerely,

Quadrant 4 System Corporation

By:	/s/ Dhru Desai
Name: Dhru Desai
Title: Chief Financial Officer